FILE No.
82-3874

MANSON
CREEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

09047467



November 26, 2009

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated November 26, 2009

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

BARBARA O'NEILL

dlw 12/10

FILE No.
82-3874

# MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 09-14 **NOVEMBER 26, 2009**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

## Manson Creek Confirms Mineralization on Virgin Arm Gold Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce the successful completion of its due diligence examination on the Virgin Arm Gold Project located 65 kilometers from Gander, Newfoundland.

In the course of the due diligence visit, Company personnel inspected gold showings over a three kilometer strike length and samples were collected from a number of the locations with results pending. The showings are in strongly altered felsic dykes and sills containing coarse to fine sulphides including pyrite and arsenopyrite. Reported sampling of these areas has returned exceptional assays including 99.7 grams per tonne gold to 127.0 grams per tonne gold. A sample of the till adjacent to mineralized outcrop was panned in the field during the due diligence visit and it produced fine gold in the pan.

The style and mode of alteration and mineralization is analogous to the Donlin Gold deposit in Alaska that is one of the largest undeveloped gold deposits in the world.

Manson Creek has received regulatory approval for the acquisition and pursuant to the option agreement can acquire 100% of the Virgin Arm property through staged cash payments and share issuances over a period of four years.

The Virgin Arm project is an excellent addition to Manson Creek's portfolio of historically underexplored early stage gold projects. Details on the option agreement are available in the November 5, 2009 news release (NR 09-10).

The qualified Person responsible for this news release was the President of the Company, Regan Chernish, P.Geol.



"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director



All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

# MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA




NEWS RELEASE 09-14 **NOVEMBER 26, 2009**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

## Manson Creek Confirms Mineralization on Virgin Arm Gold Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce the successful completion of its due diligence examination on the Virgin Arm Gold Project located 65 kilometers from Gander, Newfoundland.

In the course of the due diligence visit, Company personnel inspected gold showings over a three kilometer strike length and samples were collected from a number of the locations with results pending. The showings are in strongly altered felsic dykes and sills containing coarse to fine sulphides including pyrite and arsenopyrite. Reported sampling of these areas has returned exceptional assays including 99.7 grams per tonne gold to 127.0 grams per tonne gold. A sample of the till adjacent to mineralized outcrop was panned in the field during the due diligence visit and it produced fine gold in the pan.

The style and mode of alteration and mineralization is analogous to the Donlin Gold deposit in Alaska that is one of the largest undeveloped gold deposits in the world.

Manson Creek has received regulatory approval for the acquisition and pursuant to the option agreement can acquire 100% of the Virgin Arm property through staged cash payments and share issuances over a period of four years.

The Virgin Arm project is an excellent addition to Manson Creek's portfolio of historically underexplored early stage gold projects. Details on the option agreement are available in the November 5, 2009 news release (NR 09-10).

The qualified Person responsible for this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director





All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

FILE No.
82-3874


# MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA


NEWS RELEASE 09-14 **NOVEMBER 26, 2009**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

## Manson Creek Confirms Mineralization on Virgin Arm Gold Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce the successful completion of its due diligence examination on the Virgin Arm Gold Project located 65 kilometers from Gander, Newfoundland.

In the course of the due diligence visit, Company personnel inspected gold showings over a three kilometer strike length and samples were collected from a number of the locations with results pending. The showings are in strongly altered felsic dykes and sills containing coarse to fine sulphides including pyrite and arsenopyrite. Reported sampling of these areas has returned exceptional assays including 99.7 grams per tonne gold to 127.0 grams per tonne gold. A sample of the till adjacent to mineralized outcrop was panned in the field during the due diligence visit and it produced fine gold in the pan.

The style and mode of alteration and mineralization is analogous to the Donlin Gold deposit in Alaska that is one of the largest undeveloped gold deposits in the world.

Manson Creek has received regulatory approval for the acquisition and pursuant to the option agreement can acquire 100% of the Virgin Arm property through staged cash payments and share issuances over a period of four years.

The Virgin Arm project is an excellent addition to Manson Creek's portfolio of historically underexplored early stage gold projects. Details on the option agreement are available in the November 5, 2009 news release (NR 09-10).

The qualified Person responsible for this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director



The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON CREEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

FILE No.
82-3874

November 24, 2009

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated November 24, 2009

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

for BARBARA O'NEILL

**MANSON CREEK RESOURCES LTD.**

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 09-13 **NOVEMBER 24, 2009**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

**NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.**

# Manson Creek Closes Non-Brokered Financing

Manson Creek Resources Ltd. is pleased to announce that it has closed a non-brokered private placement for 5,000,000 units ("Common Units") at a price of $0.05 per Common Unit and for 1,666,666 Flow-through Units ("FT Units") at a price of $0.06 per FT Unit for total gross proceeds of $350,000.

Each Common Unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant (a "Warrant") will entitle the holder to purchase one common share at a price of $0.10 per share until November 24, 2011.

Each FT Unit consisted of one common flow-through share and one-half of one common share purchase warrant. Each whole common share purchase warrant (a "Warrant") will entitle the holder to purchase one common share at a price of $0.10 per share until November 24, 2011.

All securities issued are subject to a hold period until March 25, 2010. A total of 500,000 Common Units and 46,666 FT Units were issued to directors and officers. No finders fees were paid in connection with this financing.

Proceeds of the financing are to be used for general working capital and to fund exploration on the newly acquired Virgin Arm Gold prospect, located 65 kilometers from Gander, Newfoundland. The road accessible, 1047-hectare, Virgin Arm property hosts gold showings over a strike length of three kilometers. Visible gold has been found at several showings along with exceptional assays up to 99.7 grams/tonne (g/t) to 127 g/t gold. Work on the property in 2002 outlined a 2 kilometer long gold in soils anomaly which remains uninvestigated. This early stage project offers tremendous exploration upside as little follow up has been done on the property and no trenching or drilling has been conducted.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director



All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

FILE No.
82-3874

# MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 09-13 **NOVEMBER 24, 2009**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

**NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.**

## Manson Creek Closes Non-Brokered Financing

Manson Creek Resources Ltd. is pleased to announce that it has closed a non-brokered private placement for 5,000,000 units ("Common Units") at a price of $0.05 per Common Unit and for 1,666,666 Flow-through Units ("FT Units") at a price of $0.06 per FT Unit for total gross proceeds of $350,000.

Each Common Unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant (a "Warrant") will entitle the holder to purchase one common share at a price of $0.10 per share until November 24, 2011.

Each FT Unit consisted of one common flow-through share and one-half of one common share purchase warrant. Each whole common share purchase warrant (a "Warrant") will entitle the holder to purchase one common share at a price of $0.10 per share until November 24, 2011.

All securities issued are subject to a hold period until March 25, 2010. A total of 500,000 Common Units and 46,666 FT Units were issued to directors and officers. No finders fees were paid in connection with this financing.

Proceeds of the financing are to be used for general working capital and to fund exploration on the newly acquired Virgin Arm Gold prospect, located 65 kilometers from Gander, Newfoundland. The road accessible, 1047-hectare, Virgin Arm property hosts gold showings over a strike length of three kilometers. Visible gold has been found at several showings along with exceptional assays up to 99.7 grams/tonne (g/t) to 127 g/t gold. Work on the property in 2002 outlined a 2 kilometer long gold in soils anomaly which remains uninvestigated. This early stage project offers tremendous exploration upside as little follow up has been done on the property and no trenching or drilling has been conducted.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

FILE No.
82-3874

# MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 09-13 **NOVEMBER 24, 2009**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

**NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.**

## Manson Creek Closes Non-Brokered Financing

Manson Creek Resources Ltd. is pleased to announce that it has closed a non-brokered private placement for 5,000,000 units ("Common Units") at a price of $0.05 per Common Unit and for 1,666,666 Flow-through Units ("FT Units") at a price of $0.06 per FT Unit for total gross proceeds of $350,000.

Each Common Unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant (a "Warrant") will entitle the holder to purchase one common share at a price of $0.10 per share until November 24, 2011.

Each FT Unit consisted of one common flow-through share and one-half of one common share purchase warrant. Each whole common share purchase warrant (a "Warrant") will entitle the holder to purchase one common share at a price of $0.10 per share until November 24, 2011.

All securities issued are subject to a hold period until March 25, 2010. A total of 500,000 Common Units and 46,666 FT Units were issued to directors and officers. No finders fees were paid in connection with this financing.

Proceeds of the financing are to be used for general working capital and to fund exploration on the newly acquired Virgin Arm Gold prospect, located 65 kilometers from Gander, Newfoundland. The road accessible, 1047-hectare, Virgin Arm property hosts gold showings over a strike length of three kilometers. Visible gold has been found at several showings along with exceptional assays up to 99.7 grams/tonne (g/t) to 127 g/t gold. Work on the property in 2002 outlined a 2 kilometer long gold in soils anomaly which remains uninvestigated. This early stage project offers tremendous exploration upside as little follow up has been done on the property and no trenching or drilling has been conducted.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director